Exhibit 99.1

Belite Bio Announces Partial Exercise of Over-Allotment Option in Initial Public Offering

SAN DIEGO, Calif., May 12, 2022--(GLOBE NEWSWIRE)—Belite Bio, Inc (NASDAQ: BLTE) (“Belite” or the “Company”), a clinical stage biopharmaceutical drug development company targeting currently untreatable eye diseases such as dry AMD and Stargardt disease, and metabolic diseases, today announced that the underwriters of its previously announced initial public offering (the “IPO”) have exercised in part their over-allotment option to purchase an additional 772,091 American Depositary Shares (the “ADS”) of the Company at the IPO price of $6.00 per ADS. Each ADS represents one ordinary share of Belite.

After giving effect to the partial exercise of the over-allotment option, Belite has issued and sold a total of 6,772,091 ADSs in the IPO, for total gross proceeds of approximately $40.63 million, before deducting underwriting discounts and commissions and offering expenses paid by Belite. Belite expects to use the net proceeds from the offering to fund the Phase 3 clinical trial of LBS-008 for STGD1, further clinical development of LBS-008 for dry AMD, working capital and other general corporate purposes.

The Benchmark Company, LLC acted as sole book-running manager for the offering.

A registration statement related to the offering has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective on April 28, 2022. The offering was made only by means of a prospectus forming a part of the registration statement. Electronic copies of the final prospectus relating to the offering may be obtained by visiting the SEC's website located at http://www.sec.gov or by contacting The Benchmark Company, LLC, Attention: Prospectus Department, 150 E. 58th Street, 17th floor, New York, NY 10155, by email at prospectus@benchmarkcompany.com, or by telephone at (212) 312-6700.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Belite Bio

Belite Bio is a San Diego based clinical stage biopharmaceutical drug development company focused on novel therapeutics targeting currently untreatable eye diseases involving retinal degeneration, such as atrophic age-related macular degeneration (commonly known as dry AMD) and autosomal recessive Stargardt disease, and metabolic diseases. For more information, follow us on Twitter, Instagram, LinkedIn, Facebook or visit us at www.belitebio.com.

Important Cautions Regarding Forward Looking Statements

This press release contains certain "forward-looking statements" within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are "forward-looking statements" including, among other things, statements about Belite’s beliefs and expectations. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Potential risks and uncertainties include, but are not limited to, risks discussed in Belite’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Media and Investor Relations Contact:

Jennifer Wu /ir@belitebio.com

Tim McCarthy /tim@lifesciadvisors.com